The 122nd Annual General Meeting of Shareholders

Out of the Documents Describing the Electronic Provision Measures Matters, Matters not Described in the Documents for Delivery in Accordance With Document Delivery Requests Pursuant to Laws/Regulations and the Articles of Incorporation (Matters Omitted from Documents for Delivery)

(1) Stocks Acquisition Rights

(2) The Content of the Resolution Adopted Regarding the Maintenance of Structures such as the Structure for Ensuring Appropriate Business Activities and the Summary of the Status of the Implementation of the Structure

(3) Notes to the Consolidated Financial Statements

(4) Notes to the Financial Statements

With regard to the matters above, pursuant to laws/regulations and the provisions of Article 25 of the Company's Articles of Incorporation, they are omitted from the document (Documents Describing the Electronic Provision Measures Matters) that will be delivered to shareholders from whom a request for document delivery has been received.

Nomura Holdings, Inc.

Stocks Acquisition Rights

1. Stock Acquisition Rights as of the end of the fiscal year

Name of Stock Acquisition Rights	Allotment Date	Number of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Period for the Exercise of Stock Acquisition Rights	Exercise Price per Share under Stock Acquisition Rights (yen)
Stock Acquisition Rights No.78	June 9, 2017	288	28,800	From April 20, 2021 to April 19, 2026	1
Stock Acquisition Rights No.79	June 9, 2017	680	68,000	From April 20, 2022 to April 19, 2027	1
Stock Acquisition Rights No.80	June 9, 2017	127	12,700	From April 20, 2023 to April 19, 2028	1
Stock Acquisition Rights No.81	June 9, 2017	150	15,000	From April 20, 2024 to April 19, 2029	1

(Notes)

1. Stock acquisition rights are issued in conjunction with the Company's equity-based compensation plan and no payment is required in exchange for stock acquisition rights.

2. Any transfer of stock acquisition rights is subject to approval by the Board of Directors of the Company.

3. No stock acquisition rights shall be exercised partially. Grantees who lose their positions as executives or employees due to resignation or other similar reasons before the commencement of the exercise period will, in principle, forfeit their stock acquisition rights.

4. Number of stock acquisition rights and number of shares under stock acquisition rights are as of the end of the fiscal year.

5. Stock Acquisition Rights No.1 to No.77, No.82 to No.85 were all extinguished by exercise, forfeiture, or expiration of exercise period.

2. Other Significant Matters

On May 14, 2026, the Company passed a resolution to grant Restricted Stock Units ("RSUs") to directors, executive officers and/or employees of the Company and/or its subsidiaries, etc.

Number of Granted RSUs	Number of Shares of Common Stock under the RSUs
29,736,800	29,736,800

On May 14, 2026, the Company passed a resolution to grant Performance Share Units ("PSUs") to executive officers of the Company.

Base number of shares	Shares when applying a payout rate of 150%
541,000	811,500

The Content of the Resolution Adopted Regarding the Maintenance of Structures such as the Structure for Ensuring Appropriate Business Activities and the Summary of the Status of the Implementation of the Structure

The content of the resolution adopted by the Board of Directors concerning the Structure for Ensuring Appropriate Business Activities is set forth below. In addition, the summary of the implementation status of the structure during this fiscal year is described in the broken line frame for each item.

Structure for Ensuring Appropriate Business Activities at Nomura Holdings, Inc.

The Company shall, through the Board of Directors of the Company, establish the following structure (hereinafter referred to as the "Internal Controls System") to ensure appropriate business activities at the Company and within the Nomura Group, assess the structure on a regular basis, and revise the structure as necessary. The Board of Directors shall, in addition to ensuring appropriate business through, amongst other measures, the supervision of the execution of duties by Directors and Executive Officers and development of the basic management policy of the Nomura Group, shall also monitor the maintenance by Executive Officers and operational status of the Internal Controls System, and call for improvements when necessary.

Further, the Board of Directors shall establish and thoroughly enforce the "Nomura Group Code of Conduct", guidelines that all Nomura Group officers and employees should comply with, which encompasses an emphasis on customer interests, full awareness of the social mission, compliance with applicable laws and regulations, undertaking of social contribution activities, etc.

< I. Matters Concerning the Audit Committee >

The Audit Committee shall enforce its powers prescribed by laws and regulations to audit the legality, adequacy and efficiency of the execution by Directors and Executive Officers of their duties through the use of the Independent Auditor, auditing firms and organizations within the Company to ensure the appropriate business activities of the Nomura Group.

1. Directors and Employees that will provide Support with respect to the Duties

(1) The Board of Directors may appoint a Director, not concurrently serving as an Executive Officer, as the "Audit Mission Director." The Audit Mission Director shall support audits performed by the Audit Committee, and in order for the Board of Directors to effectively supervise the execution by the Directors and Executive Officers of their duties, the Audit Mission Director shall perform the Audit Mission Director's duties in accordance with the Audit Committee's instructions.

(2) The Company shall put in place the Office of Non-Executive Directors and Audit Committee to support the duties of the Audit Committee and Directors. The Audit Committee or a member of the Audit Committee designated by the Audit Committee shall evaluate employees of the Office of Non-Executive Directors and Audit Committee. Regarding the hiring, transfer and discipline of the employees of the Office of Non-Executive Directors and Audit Committee, the consent of the Audit Committee or a member of the Audit Committee designated by the Audit Committee must be obtained.

> [Summary of Implementation Status of the Structure indicated above]
> The Company has set up the Office of Non-Executive Directors and Audit Committee as a unit dedicated to assisting with the duties of the Directors. To secure the independence of the Office of Non-Executive Directors and Audit Committee, employees of the Office of Non-Executive Directors and Audit Committee are evaluated by an Audit Committee Member designated by the Audit Committee.

2. Audit System within the Nomura Group

(1) The Company shall establish a group audit structure centered around the Company (the holding company) so that the Audit Committee can conduct audits in coordination with the Audit Committees, etc., of subsidiaries.

(2) The Audit Committee shall audit the legality, adequacy and efficiency of the business of the Nomura Group in coordination, as necessary, with the Audit Committee of its subsidiaries.

[Summary of Implementation Status of the Structure indicated above]

The Audit Committee collaborates with the Audit and Supervisory Committees and other relevant audit bodies of its subsidiaries, including its major subsidiary, Nomura Securities, to conduct audits.

The Chairman of the Audit Committee of the Company concurrently serves as the Chairman of the Audit and Supervisory Committee of Nomura Securities. The Company have established and continue to operate an audit system centered around the Company. This system involves full-time Audit Committee Member and the Audit Mission Directors of Nomura Securities serving concurrently as, audit committee members, audit and supervisory committee members, or statutory auditors of its subsidiaries, both in Japan and overseas, thereby ensuring close coordination among its group companies and their subsidiary auditors. Additionally, the Audit Committee has been sharing information and exchanging opinions regarding audit issues and problem awareness with the Audit and Supervisory Committee members of Nomura Securities, Nomura Asset Management, and Nomura Trust and Banking (hereinafter collectively referred to as the "three major domestic companies"), as well as with the Chairpersons of the Audit Committees established at the holding companies that supervise each of the three overseas regions (Europe, the Americas, and Asia) at the Nomura Group, with a view to strengthening global and group-wide collaboration. Regular meetings are held between the Company's full-time Audit Committee member and Audit and Supervisory Committee Members of three major domestic companies. To further enhance collaboration, the Head of the Office of Non-Executive Directors and Audit Committee of the Company also serves as the Head of the Office of Non-Executive Directors and Audit Committee for Nomura Securities, and Nomura Trust and Banking. Additionally, the employees of the Offices of Non-Executive Directors and Audit Committee also concurrently serve in the Office of Non-Executive Directors and Audit Committee of the Company and three major domestic companies, ensuring seamless audit operational collaboration.

3. Structures Ensuring the Effectiveness of the Audit

(1) Members of the Audit Committee designated by the Audit Committee or the Audit Mission Director may participate in or attend important meetings including meetings of the Executive Management Board.

(2) The Audit Committee may require an explanation from accounting auditors and accounting firms that conduct audits of financial statements about the audit plan at the beginning of the period, audit status during the period, audit results at the end of the period, and the status of internal controls over financial reporting. Members of the Audit Committee and the Audit Mission Director may exchange opinions with accounting auditors and accounting firms that conduct audits of financial statements as necessary.

(3) A member of the Audit Committee designated by the Audit Committee may investigate the Company or its subsidiaries through, as necessary, himself/herself, other members of the Audit Committee or the Audit Mission Director.

(4) The Company shall bear the expenses that arise with regard to the execution of the duties by the Audit Committee and the members of the Audit Committee.

[Summary of Implementation Status of the Structure indicated above]

Audit Committee Members designated by the Audit Committee have participated in important meetings such as meetings of the Executive Management Board.

The Audit Committee has directly received explanations regarding the audit plan at the beginning of the period, audit status during the period, audit results at the end of the period, and the status of internal controls over financial reporting, from Ernst & Young ShinNihon LLC who is the Accounting Auditor and accounting firm that conducts audits of the Financial Statements. In addition, Audit Committee Members share the awareness of audit issues and exchange of opinions with Ernst & Young ShinNihon LLC by, for example, holding regular meetings with Ernst & Young ShinNihon LLC and seeking the opinions as necessary.

The Audit Committee conducted on-site inspections and hearings using internet meetings, as necessary, either directly or through the Audit Mission Directors of Nomura Securities, at departments of the Company and at other subsidiaries in Japan and overseas including Nomura Securities. The results of these activities have been reported to the Audit Committee.

Moreover, the Audit Committee, by entering into an advisory services agreement with outside counsel, has established a structure whereby expert opinions can be sought from the lawyer as needed, and has taken legal advice from outside counsel whenever necessary. The costs associated with the consultation are borne by the Company.

4. Internal Audit Structure
(1) Executive Officers shall install an officer and a department in charge of internal audit, and through internal audit activities, shall maintain a structure that ensures the effectiveness and adequacy of internal controls across the entire business of the Nomura Group.

(2) The Company shall obtain the approval of the Audit Committee regarding the formulation/modification of annual plans and the budget relating to internal audit, and shall obtain the consent of the Audit Committee regarding the election and dismissal of the Head of the Internal Audit Division.

(3) The Audit Committee shall receive reports regarding the status and results of internal audits, etc., from the Internal Audit Division and shall instruct the modification of the annual plan and the execution of additional audits as necessary.

> [Summary of Implementation Status of the Structure indicated above]
> To secure the effectiveness and appropriateness of internal controls, the Group Internal Audit Department has been put in place within the Company and units dedicated to internal audit have also been put in place at each major subsidiary under the Company. These internal audit departments carry out audits independent from business execution.
> The annual internal audit plan (including its changes), budget and performance objectives and measures for key pillars are approved by the Audit Committee, and the progress and results of internal audits are also reported directly to the Audit Committee.
> The Audit Committee receives direct reports from the Group Internal Audit Head regarding the status of the internal audit system's development and operation, as well as the status of internal audit activities. Additionally, the committee receives reports regarding the organizational independence of Internal Audit. In addition, the Audit Committee is coordinating with the Group Internal Audit Head by requesting the formulation of internal audit plans based on key audit points that are considered necessary for confirmation in the future. Furthermore, the Audit Committee reviews the implementation and results of internal audits and strengthens coordination with internal audit by, for example, incorporating audit observations—matters considered particularly important through audit activities and to be reported to the Board of Directors—into its work.
> Furthermore, the Chairman of Audit Committee and full-time Audit Committee Member hold regular meetings with the Accounting Auditor and the Group Internal Audit Head to share awareness of audit problems and exchange opinions, thereby enhancing Nomura Group's audit activities.

< II. Matters Concerning the Executive Officers >
1. Compliance and Conduct Risk Management Structure
(1) Thorough compliance with the "Nomura Group Code of Conduct"
Executive Officers shall promote lawful management in accordance with laws, regulations and the Articles of Incorporation, and shall swear to comply with the "Nomura Group Code of Conduct". At the same time, Executive Officers shall ensure that the permeation of the "Nomura Group Code of Conduct" is well known amongst Senior Managing Directors and employees of the Company and shall ensure compliance with the said Code.

(2) Establishment and Maintenance of the Compliance and Conduct Risk Management Structure
Executive Officers shall strive to maintain the Nomura Group's compliance and conduct risk management structure through, among other means, the maintenance of compliance and conduct risk management-related regulations and the installation of responsible divisions and persons.

(3) Compliance Hotline
(a) Executive Officers shall put into place a "Compliance Hotline" as a channel through which officers and employees etc. can, with regard to conduct in the Nomura Group that may be questionable based on compliance with laws and regulations, etc., including matters concerning accounting or accounting audits, report such conduct directly to the person appointed by the Board of Directors.
(b) Executive Officers shall guarantee the confidentiality of anonymous notifications, including the content of such notifications, made through the Compliance Hotline.

(4) Establishment and Maintenance of Structures concerning Financial Crimes, etc.
Executive Officers shall establish and maintain necessary structures to implement money laundering and terrorist financing countermeasures, prevent bribery, sever with antisocial forces, and respond to economic sanctions.

[Summary of Implementation Status of the Structure indicated above]

We have established the Nomura Group Conduct Committee as a forum for deliberation, determination, and other activities aimed at embedding the Nomura Group Code of Conduct ("the Code of Conduct") and for deliberation on overseeing compliance and conduct risk management.

As a framework for embedding the Code of Conduct, we have formulated the "Nomura Group Conduct Program." We have established the "Nomura Group Code of Conduct," which sets out guidelines for behavior Nomura Group officers and employees should follow, and pledge compliance with once a year. Every August, on Nomura Founding Principles and Corporate Ethics Day, which serves as an occasion to reaffirm the lessons learned from past misconduct and renew our commitment to preventing recurrence and to maintaining and earning the trust of society and our clients, we hold discussions and other activities regarding appropriate conduct and also make a pledge to comply with the Code of Conduct.

As a framework for compliance and conduct risk management, we have established the "Nomura Group Conduct Risk Management Policy" and the "Group Compliance Risk Management Policy." Under the concept of the three lines of defense, we clearly define the roles of the first line, second line, and third line, and we are working to build an effective structure. We appoint Senior Conduct Officers in each first-line division and function, as well as in each region, to manage conduct risk tailored to the circumstances of each division/function and region. In the second line (the compliance function), we appoint a Chief Compliance Officer as the person responsible for establishing Nomura Group's compliance and conduct risk management and maintaining its effectiveness. We also appoint compliance officers in each region and group companies. Through instructions to the Group Compliance Department, which serves as the compliance oversight function, the Chief Compliance Officer coordinates with regional and group compliance officers to strengthen internal control frameworks for global business operations and to establish and maintain compliance and conduct risk management across the Group, including international locations.

The Nomura Group Compliance Hotline has been established to disclose wrongdoing directly to designated recipients. There are multiple ways to disclose and anonymous disclosure is acceptable. The disclosure will be treated as strictly confidential. In order to ensure anonymity, it is possible to disclose through an external vendor system.

The core principle of Nomura's Group Code of Conduct is to prevent money laundering and terrorist financing, bribery and corruption, and transactions with anti-social forces with a strong risk management framework. As a global policy on anti-money laundering and combating the financing of terrorism (AML/CFT), we have established the "Nomura Group Anti-Money Laundering and Combating the Financing of Terrorism Policy", which stipulates the principles and standards to be observed across regions and group entities.

In the Nomura Group, Group AML/CFT Head is appointed with responsibility for establishing and maintaining AML/CFT framework. Group Compliance Dept. is in charge of assisting the Group AML/CFT Head, and AML Compliance Officer in each group entity with responsibility for overseeing AML/CFT framework in the group entities.

In addition, the Nomura Group has established the "Nomura Group Anti-Bribery and Anti-Corruption (ABC) Policy" as a global policy concerning the prevention of bribery and corruption. The Chief Compliance Officer is responsible for the establishment of ABC framework with the assistance of Group Compliance Dept.

Through these efforts, the necessary management systems are established and maintained for AML/CFT, prevent bribery, sever with antisocial forces, and respond to economic sanctions.

2. Risk Management Structure

(1) Executive Officers shall acknowledge the importance of identification, evaluation, monitoring and management of various risks relating to the execution of the Nomura Group's business and establish and maintain a risk management system with Three Lines of Defense within the Nomura Group, by developing regulations concerning risk management and the assignment of responsible divisions and persons.

(2) Executive Officers shall report important matters concerning risk management to the Board Risk Committee regularly and in a timely manner and must obtain consent of the Board Risk Committee on certain matters.

(3) Executive Officers shall maintain a structure that enables the Nomura Group to prevent or avoid crises, ensure the safety of customers, officers and employees of the Nomura Group, protect operating assets, reduce damage and ensure early recovery from any damage by establishing basic principles of business continuity including precautionary measures against crises and emergency measures.

> [Summary of Implementation Status of the Structure indicated above]
>
> At the Nomura Group, the type and level of risk for the purpose of achieving the objective of management strategy and business plans is set forth as the Risk Appetite. To prescribe the basic principles, framework, and governance based on the Three Lines of Defense concerning risk management, with the purpose of contributing to securing appropriate risk management of the Nomura Group, the Risk Management Policy has been put in place. The unit in charge of risk management is structured as an organization that is independent from units that execute business, and the various risks relating to business execution are identified, evaluated, monitored, and managed.
>
> As for risks arising out of business operations, on the basis of the basic policy of restraining within the scope of the Risk Appetite, the Executive Management Board or the Group Risk Management Committee upon delegation by the Executive Management Board deliberates and determines important matters relating to risk management.
>
> In addition, the Company prescribes the basic principles of crisis management at the Nomura Group in the Nomura Group Crisis Management Regulation. The Company, based on the Regulation, provides guidelines for establishing and operating Nomura Group's crisis management and business continuity management system as well as for ensuring flexible and appropriate responses in the event of a crisis.
>
> Also, the Company has the Nomura Group Crisis Management Committee as a decision-making body that oversees crisis management across the entire group, discusses and reports on matters related to the enhancement of recovery and resolution plans, and the maintenance and assurance of operational resilience. The content of resolutions adopted by the Committee is reported to the Executive Management Board.

3. Reporting Structure in Relation to Execution of Duties

(1) Executive Officers shall report on the status of their own execution of duties not less frequently than once every 3 (three) months. They shall also maintain a reporting structure that governs reporting with respect to Nomura Group directors, executives, and employees.

(2) Executive Officers shall report the following matters on a regular basis to the Audit Committee directly or through the members of the Audit Committee or the Audit Mission Director:
(a) The maintenance and operational status of the compliance and conduct risk management structure;
(b) Risk management status;
(c) The outline of quarterly financial results and material matters (including matters concerning the selection and application of significant accounting policies and matters concerning internal controls over financial reporting); and
(d) The operational status of the Compliance Hotline and details of the reports received.

(3) In the event that a Director (excluding Director who is an audit committee member), Executive Officer, Senior Managing Director, or employee is requested to report on a matter concerning the execution of such person's duties

by a member of the Audit Committee designated by the Audit Committee or the Audit Mission Director, such person shall promptly report on such matters.

(4) In the event that a Director, Executive Officer or Senior Managing Director becomes aware of a matter raised below, an immediate report must be made to a member of the Audit Committee or Audit Mission Director. Moreover, an Executive Officer or Senior Managing Director who becomes aware of such a matter shall report such matter to the Executive Management Board etc., and shall take appropriate measures.
(a) Any material violation of law or regulation or other important matters concerning compliance and conduct with regard to each Nomura Group company.
(b) Any legal or financial problem that may have a material impact on the business or financial conditions of each Nomura Group company.
(c) Any order from any regulatory authority or other facts that may potentially cause the Nomura Group to incur a significant loss.

(5) In the event that a Nomura Group director, officer, or employee discovers a matter raised above, the Company must maintain a structure that provides for immediate direct or indirect reporting to a member of the Audit Committee or Audit Mission Director.

(6) To ensure that persons making a report prescribed in the preceding paragraph 2 do not receive disadvantageous treatment due to the making of such report, the Company must take appropriate measures.

> [Summary of Implementation Status of the Structure indicated above]
>
> Executive Officers provide reports concerning the deliberation status of the Executive Management Board, the Group's financial status, and the business execution status of each division at each meeting of the Board of Directors. Further, Executive Officers provide reports concerning their business execution status directly to the Audit Committee or through an Audit Committee Member. At the same time, as for Executive Officers, Senior Managing Directors, and employees, if an Audit Committee Member seeks a report on matters concerning the execution of their duties, a report is presented on such matters promptly.
>
> The Company routinely disseminates to all officers and employees of the Nomura Group the fact that a report must promptly be made to each company's designated point of contact in the event that activity, such as activity that could be in violation of laws, regulations, or internal rules, is found. Furthermore, at the Nomura Group, in accordance with internal rules such as the Regulations on Management of Nomura Group Compliance Hotline, in addition to prohibiting any dismissal, demotion, salary reduction, or other disadvantageous treatment due to such a report, the fact that such disadvantageous treatment is prohibited is disseminated to all Nomura Group officers and employees.
>
> The operational status of Nomura Group Compliance Hotline and the reported contents received have been periodically reported to the Audit Committee.

4. Structure for Ensuring the Effectiveness of the Execution of Duties

(1) Executive Officers shall determine the Nomura Group's management strategy and business execution based on the delegation of business execution decision and the allocation of business duties determined by the Board of Directors.

(2) Of the matters whose business execution decision has been delegated to Executive Officers based on a resolution adopted by the Board of Directors, certain important matters shall be determined after the deliberation by bodies, such as the Executive Management Board.

(3) Executive Officers ensure the effective management of the Nomura Group by making decisions or revisions regarding the necessary allocation of management resources through budget deliberations and other discussions in the Executive Management Board.

(4) Executive Officers shall determine the allocation of business duties between each Senior Managing Director and the scope of authority of each employee, and establish a responsibility structure for the execution of duties, and thereby ensure the effectiveness of the structure for the execution of duties.

> [Summary of Implementation Status of the Structure indicated above]
>   Business execution decisions within the Company, to the extent permitted by laws and regulations, are made flexibly and efficiently by Executive Officers to whom the Board of Directors has delegated authority. In addition, to undertake the further strengthening of the business execution structure with regard to the sophistication and specialization of financial operations, Senior Managing Directors to whom Executive Officers have delegated a part of their business execution authority assume the business and operations of the field that each such Senior Managing Director is in charge of.
>   Out of the matters delegated to Executive Officers by a resolution adopted by of the Board of Directors, concerning the determination of particularly important business matters, bodies such as the Executive Management Board and the Group Risk Management Committee have been put in place at which there are deliberations and determinations are made. The Board of Directors receives reports on the status of deliberation from each such body as appropriate. The Executive Management Board deliberates and determines important matters regarding the business management of the Nomura Group, beginning with and including management strategy, budgets, and the distribution of management resources.

5. Structure for Retention and Maintenance of Information

(1) Executive Officers shall retain the minutes of important meetings, contracts, documents related to finances and other material documents (including their electronic records), etc., together with relevant materials, for at least ten years, and shall maintain access to such documents as necessary.

(2) Executive Officers shall maintain a structure to protect the Nomura Group's non-public information, including its financial information, and promote fair, timely and appropriate disclosure of information to external parties, thereby securing the trust of customers, shareholders, investors, etc.

[Summary of Implementation Status of the Structure indicated above]

At the Company, material documents (including their electronic records) are appropriately retained in accordance with applicable laws, regulations, internal rules and related contracts, etc., and are maintained in a condition in which they are available for inspection if necessary.

At the Nomura Group, for the purpose of securing the trust of persons such as clients, shareholders, and investors, the basic policy is to comply with laws, and regulations relating to timely disclosure such as the Financial Instruments and Exchange Act and other exchange rules, and in addition to protection of the Nomura Group's non-public information, promotion of fair, timely, and appropriate disclosure of information to external parties. Based on the aforementioned policy, the Company has established the Nomura Group's Statement of Global Corporate Policy regarding Public Disclosure of Information, and the Disclosure Committee has been set up based on the Statement to deliberate and determine on our disclosure policies and related matters.

< III. The Nomura Group's Internal Controls System >
(1) Executive Officers shall secure the appropriateness of the Nomura Group's business by ensuring that each company within the Nomura Group is fully aware of the Internal Controls System of the Company and by requiring the maintenance of an internal controls system at each company that reflects the actual conditions of each company.

(2) Executive Officers shall ensure the effectiveness of internal controls concerning financial reporting by the Company by, among other means, maintaining the structures listed in I through III above.

[Summary of Implementation Status of the Structure indicated above]
   The Company, for every amendment of the internal control system, disseminates the content and meaning of the amendment to each Nomura Group company and provides guidance to maintain internal control systems that fit with each company's actual conditions. In addition, the Company, including for significant subsidiaries, identifies and understands the risks related to financial reporting, and based on such understanding, establishes and maintains internal controls over financial reporting. Concerning the status of such establishment and maintenance, the Company receives an evaluation from the internal audit division and an audit and evaluation by the accounting firm.

(Reference)
   For information on the initiatives undertaken in response to the recommendation issued by Japan's Securities and Exchange Surveillance Commission concerning Nomura Securities Co., Ltd. in the previous fiscal year, as well as the countermeasures taken and the progress made following the indictment and arrest of a former employee of the company in the same fiscal year, please refer to the reference material, "Nomura Group's Governance Initiatives," available on our website.

[The Company's website]
 https://www.nomuraholdings.com/en/investor/presentation/presentation_past/main/01111111111115/teaserItems1/010/tableContents/00/multiFileUpload10/link/2025_1217_prem.pdf

Notes to the Consolidated Financial Statements

[Significant Basis of Presentation of Consolidated Financial Statements]

   1. Basis of presentation

      Nomura Holdings, Inc. (the "Company")'s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") pursuant to Article 120-3, Paragraph 1 of the Ordinance for Company Calculation (Ministry of Justice Ordinance No. 13 of 2006). However, certain disclosures required under U.S. GAAP are omitted pursuant to Article 120-3, Paragraph 3 and the latter part of Article 120, Paragraph 1 of the Ordinance for Company Calculation.

   2. Scope of consolidation and equity method application

      The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest (collectively referred to as "Nomura"). Generally, the ownership of a majority of the voting interest meets the majority of financial control condition, and Nomura, therefore, consolidates its wholly-owned and majority-owned subsidiaries. In accordance with Accounting Standard Codification ("ASC") 810 "*Consolidation*", Nomura also consolidates any variable interest entities for which Nomura is a primary beneficiary.

      Equity investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of the voting rights of a corporate entity, or at least 3 percent of a limited partnership and similar entities) are accounted for under the equity method of accounting and are reported in *Other Assets – Investments in and advances to affiliated companies*. Nomura does not apply the equity method of accounting for the equity investments that Nomura elected the fair value option under ASC 825 "*Financial Instruments*" and they are carried at fair value and are reported in *Trading assets, Private equity and debt investments*, or *Other assets - Other*. Nomura elected to apply the fair value option to its investments in American Century Companies, Inc. representing economic interest of 40.4%, and reports the investments and associated unrealized gains and losses within *Other assets – Other* and *Revenue – Other*, respectively.

      Also, investment companies within the scope of ASC 946 "*Financial Services – Investment Companies*" carry all of their investments at fair value, with changes in fair value recognized through earnings, rather than apply the equity method of accounting or consolidation. Equity and debt investments held by Nomura's investment company subsidiaries are reported within *Private equity and debt investments*.

[Significant Accounting Policies]

   3. Basis and methods of valuation for securities, derivatives and others

     (1) Trading assets and trading liabilities

      Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheet on a trade date basis at fair value. The related gains and losses are recognized currently in income.

     (2) Private equity and debt investments

      Private equity and debt investments are carried at fair value. Corresponding changes in the fair value of these investments are recognized currently in income.

     (3) Investments in equity securities

      Investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for operating or other than operating purposes. Investments in equity securities for operating purposes and investments in equity securities for other than operating purposes are included in the other assets section of the consolidated balance sheet in *Other assets – Investments in equity securities* and *Other assets – Other*, respectively.

      Investments in equity securities for operating purposes and for other than operating purposes held by non-trading subsidiaries are generally recorded at fair value and unrealized gains and losses are recognized currently in income.

(4) Non trading debt securities

   Non-trading debt securities mainly consist of debt securities held by non-trading subsidiaries. Non-trading debt securities held by non-trading subsidiaries are generally carried at amortized cost when classified as held to maturity defined in ASC 320 *"Investments - Debt Securities"* ("ASC 320") and at fair value with changes in fair value reported in the consolidated balance sheets, net of applicable income taxes within *Accumulated other comprehensive income (loss),* a component of NHI shareholders' equity when classified as available for sale defined in ASC 320. Also, these are carried at fair value and unrealized gains and losses are recognized currently in income when elected for the fair value option permitted by ASC 825 *"Financial Instruments".*

4. Depreciation and amortization

   Depreciation for tangible assets is generally computed by the straight-line method over the estimated useful lives of assets according to general class, type of construction and use. Software is generally amortized by the straight-line method over its estimated useful life. Intangible assets with finite lives are amortized by the straight-line method over the estimated useful lives.

5. Long-lived assets

   ASC 360 *"Property, Plant, and Equipment"* ("ASC 360") provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets.

   In accordance with ASC 360, long-lived assets, excluding goodwill and indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss would be recognized to the extent the carrying value exceeded its fair value.

6. Goodwill and intangible assets

   In accordance with ASC 350 *"Intangibles–Goodwill and Other"*, goodwill and intangible assets not subject to amortization are reviewed annually, or more frequently in certain circumstances, for impairment.

7. Basis of allowances
   (1) Allowance for current expected credit losses

       Management establishes an allowance for current expected credit losses on financing receivables not carried at fair value in accordance with ASC 326 *"Financial Instruments—Credit Losses"* ("ASC 326"). Current expected credit losses are calculated over the expected life of the financial financing receivables on an individual or a portfolio basis, considering all available relevant, reasonable supportable information about the collectability of cash flows, including information about past events, current conditions and future forecasts. Accrued interest receivables are excluded from the amortized cost basis of financing receivables when calculating current expected credit losses. The methodology used by Nomura to determine current expected credit losses primarily depends on the nature of the financial instrument, whether certain practical expedients permitted by ASC 326 are applied by Nomura and whether expected credit losses arising from the financing receivables are significant.

   (2) Accrued pension and severance costs

       In accordance with ASC 715 *"Compensation–Retirement Benefits"*, the funded status of the defined benefit postretirement plan, which is measured as the difference between the fair value of the plan assets and the projected benefit obligation, is recognized to prepare for the employees' retirement and severance benefits.

       The unrecognized prior service cost is amortized on a straight-line basis over the average remaining service period of active participants.

       Actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized on a straight-line basis over the average remaining service period of active participants.

8. Hedging activities and derivatives used for non-trading purposes

Nomura's principal objectives in using derivatives for purposes other than trading are managing market risk of certain non-trading liabilities such as issued debt instruments and foreign exchange risk of certain net investments in foreign operations.

These derivative contracts are linked to specific assets or liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged and are highly correlated with changes in the fair value or the foreign exchange of the underlying hedged items. Nomura applies fair value or net investment hedge accounting to these hedging transactions. The relating unrealized profits and losses are recognized together with those of the hedged assets and liabilities as *Interest expense* or reported within *Change in cumulative translation adjustments.*

Further, derivatives are also utilized for non-trading purposes to manage equity price risk arising from certain stock-based compensation awards granted to employees and others. Additionally, certain trading liabilities are held to manage the price risk of investments in equity securities held for operating purposes.

9. Foreign currency translation

All assets and liabilities of subsidiaries which have a functional currency other than Japanese Yen are translated into Japanese Yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective fiscal years and the resulting translation adjustments are reported within *Accumulated other comprehensive income (loss)*. Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are credited or charged to income for the respective fiscal years.

10. The Company and its wholly-owned domestic subsidiaries adopt the Group Tax Sharing System.

11. Accounting changes

The following table presents a summary of new accounting pronouncements relevant to Nomura which have been adopted since April 1, 2025, the date of adoption by Nomura and whether the new accounting pronouncement has had a material financial impact on these consolidated financial statements on adoption or prospectively since adoption:

Pronouncement	Summary of new guidance	Adoption date and method of adoption	Effect on these consolidated financial statements
ASU 2023-08 "Intangibles— Goodwill and Other —Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets"	• Requires all in-scope crypto assets be subsequently measured at FV-NI. • In-scope crypto assets to be presented separately on the face of the financial statements from other intangible assets. • Introduces new disclosure requirements for in-scope crypto assets applicable to all entities.	Nomura has adopted the amendments based on a modified retrospective approach from April 1, 2025.	No material financial impact on initial adoption or since adoption.

[Note to Revenue Recognition]
  12. Revenue from services provided to customers
  Revenues by types of service
    The following table presents revenue earned by Nomura from providing services to customers by relevant line item in Nomura's consolidated statement of income.

	Millions of yen
Commissions	¥ 455,289
Fees from investment banking	200,548
Asset management and portfolio service fees	468,600
Other revenue	79,735
Total	¥ 1,204,172

Commissions in the consolidated statements of income represent revenue principally from trade execution, clearing services and distribution of fund units. *Fees from investment banking* represent revenues from financial advisory, underwriting and distribution. *Asset management and portfolio service fees* represent revenues from asset management services.

The following table presents summary information regarding the key methodologies, assumptions and judgments used in recognizing revenue for each of the primary types of service provided to customers, including the nature of underlying performance obligations within each type of service and whether those performance obligations are satisfied at a point in time or over a period of time. For performance obligations recognized over time, information is also provided to explain the nature of the input or output method used to recognize revenue over time.

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and judgments
Trade execution, clearing services and distribution of fund units	• Buying and selling of securities on behalf of customers • Distribution of fund units • Clearing of securities and derivatives on behalf of customers	• Trade execution and clearing commissions recognized at a point in time, namely trade date. • Distribution fees are recognized at a point in time when the fund units have been sold to third party investors. • Commissions recognized net of soft dollar credits provided to customers where Nomura is acting as agent in providing investment research and similar services to the customer.

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and judgments
Financial advisory services	• Provision of financial advice to customers in connection with a specific forecasted transaction or transactions such as mergers and acquisitions • Provision of financial advice not in connection with a specific forecasted transaction or transactions such as general corporate intelligence and similar research • Issuance of fairness opinions • Structuring complex financial instruments for customers	• Fees contingent on the success of an underlying transaction are variable consideration recognized when the underlying transaction has been completed since only at such point is it probable that a significant reversal of revenue will not occur. • Retainer and milestone fees are recognized either over the period to which they relate or are deferred until consummation of the underlying transaction depending on whether the underlying performance obligation is satisfied at a point in time or over time. • Judgment is required to make this determination with factors influencing this determination including, but not limited to, whether the fee is in connection with an engagement designed to achieve a specific transaction or outcome for the customer (such as the purchase or sale of a business), the nature and extent of benefit to be provided to the customer prior to, and in addition to such specific transaction or outcome and the fee structure for the engagement. • Retainer and milestone fees recognized over time are normally recognized on a straight-line basis over the term of the contract based on time elapsed.

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and judgments
Underwriting and syndication services	• Underwriting of debt, equity and other financial instruments on behalf of customers • Distributing securities on behalf of issuers • Arranging loan financing for customers • Syndicating loan financing on behalf of customers	• Underwriting and syndication revenues recognized at a point in time when the underlying transaction is complete. • Commitment fees where drawn down of the facility is deemed remote recognized on a straight-line basis over the life of the facility based on time elapsed. • Underwriting and syndication costs recognized either as a reduction of revenue or on a gross basis depending on whether Nomura is acting as principal or agent for such amounts.
Asset management services	• Management of funds, investment trusts and other investment vehicles • Provision of investment advisory services • Providing custodial and administrative services to customers	• Management fees earned by Nomura in connection with managing a fund, investment trust or other vehicle generally recognized on a straight-line basis based on time elapsed. • Performance-based fees are variable consideration recognized when the performance metric has been determined since only at such point is it probable that a significant reversal of revenue will not occur. • Custodial and administrative fees recognized on a straight-line basis over time based on time elapsed.

Where revenue is recognized at a point on time, payments of fees are typically received at the same time as when the performance obligation is satisfied, or within several days or months after satisfying a performance obligation. In relation to revenue recognized over time, payments of fees are typically received every month, three months or six months.

The following table presents the balances of customer contract receivables and contract liabilities in scope of ASC 606 "*Revenue from Contracts with Customers*" ("ASC 606") as of March 31, 2026. The amount of contract assets as of March 31, 2026 was immaterial.

Customer contract receivables	143,413 million yen
Contract liabilities[1]	6,004 million yen

(1) Contract liabilities primarily rise from investment advisory services and recognized in connection with the term of the contract based on time elapsed.

The balance of contract liabilities as of March 31, 2025 were recognized as revenue for the year ended March 31, 2026. Nomura recognized ¥1,808 million of revenue from performance obligations satisfied in previous periods for the year ended March 31, 2026.

Transaction price allocated to the remaining performance obligations is ¥293 million. As permitted by ASC 606, Nomura has chosen not to disclose information about remaining performance obligations that have original expected durations of one year or less as of March 31, 2026.

[Notes to the Accounting Estimates]
13. Critical accounting estimates
The following table summarizes critical accounting policies, the critical accounting estimates inherent within application of those policies, the nature of the estimates, the underlying assumptions and judgments made by management used to derive those estimates and effect of changes in estimates and assumptions during year.

Critical accounting policy	Critical accounting estimates	Key subjective assumptions or judgements by management	Effect of changes in estimates and assumptions during the year ended March 31, 2026
Fair value of financial instruments Note 18 "Financial instruments"	Estimating fair value for financial instruments	A significant portion of our financial instruments are carried at fair value. The fair values of these financial instruments may not only be measured at quoted prices but also impacted by other factors, including selection of valuation techniques/ models and other assumptions that require judgment. This may affect the amount and timing of realized and unrealized gains or losses recognized in the consolidated statements of income or accumulated other comprehensive income for a particular financial instrument. Selection of appropriate valuation techniques • For financial instruments measured at fair value where quoted prices are available in active markets, we typically use quoted prices as level 1 inputs for determining the fair value of these financial instruments. • For financial instruments where such quoted prices are not available, the fair value of these financial instruments are measured using level 2 or level 3 inputs. Significant judgment is involved in selection of appropriate valuation techniques and validation of assumptions applied in models because the estimated fair values measured could vary depending on which models and assumptions are used. When selecting valuation techniques, various factors such as the particular circumstances and markets where these financial instruments are traded, the availability of reliable inputs, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs are considered. Significance of level 3 inputs • Fair values are more judgmental when we use level 3 inputs, which are based on significant non-market based unobservable inputs. • For these instruments, fair value is determined based on management's judgment about the assumption that market participant would use in pricing the instruments, including perception of liquidity, economic environment and the risks affecting the specific financial instruments.	See Note 18 "Financial Instruments" for further information around our valuation methodologies and our policy for classification of financial instruments within the fair value hierarchy.

[Notes to the Consolidated Balance Sheet]
   14. Assets pledged
      Pledged securities that can be sold or re-pledged by the secured party, including Gensaki Repo transactions, reported mainly within *Trading assets* and *Private equity and debt investments*.

                                                                10,899,960 million yen

      Pledged securities that can be sold or re-pledged by the secured party, including Gensaki Repo transactions, reported mainly within *Investments in equity securities*.

                                                                537 million yen

      Pledged securities that can be sold or re-pledged by the secured party, including Gensaki Repo transactions, reported mainly within *Investments in and advances to affiliated companies*.

                                                                5,919 million yen

      Nomura owned securities and loans receivable, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or re-pledge them.

                                                                4,120,297 million yen

      Nomura owned securities and loans receivable, which have been pledged to collateralize borrowing transactions, and pledged for other purposes. [1] [2]

                                                                2,875,458 million yen

      (1) The asset balances, which have been pledged as collateral for secured loans from special purpose entities and for transfer dealings in which the control over the asset is not relinquished, are included.
      (2) In addition, Nomura re-pledged ¥33,145 million of securities received as collateral and securities borrowed.

   15. Securitizations
      Nomura utilizes special purpose entities ("SPEs") to securitize commercial and residential mortgage loans, government agency and corporate bonds and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman special purpose companies ("SPCs") or trust accounts. Nomura's involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860 "*Transfers and Servicing*" ("ASC 860"). This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, and that entity is constrained from pledging or exchanging the assets it receives, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within Trading assets in Nomura's consolidated balance sheet, with the change in fair value reported within *Revenue-net gain (loss) on trading*. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the financial assets transferred to an SPE.

      As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the year ended March 31, 2026, Nomura received cash proceeds from SPEs on transfer of assets in new securitizations of ¥512.4 billion and the associated gain on sale was ¥1.6 billion. For the year ended March 31, 2026, Nomura received debt securities issued by these SPEs with an initial fair value of ¥824.2 billion and cash inflows from third parties on the sale of those debt securities of ¥1,105.8 billion. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥7,918.8 billion as of March 31, 2026. Those transferred financial assets are substantially government, agency and municipal securities. Nomura's retained interests were ¥208.0 billion as of March 31, 2026, and Nomura received cash flows of ¥42.7 billion for the year ended March 31, 2026 from the SPEs on such retained interests held in the SPEs. Nomura does not provide financial support to SPEs beyond its contractual obligations.

16. Contingencies

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fines, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws.

The Company regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if recognition of a liability is not appropriate. In accordance with ASC 450 *"Contingencies"* ("ASC 450"), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable. As of March 31, 2026, the total liability of ¥13,077 million have been recognized and reported within the consolidated balance sheets within *Other liabilities* in respect of outstanding and unsettled investigations, lawsuits and other legal proceedings where loss is considered probable and the amount of such loss can be reasonably estimated.

The most significant actions and proceedings against Nomura are summarized below. The Company believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to the Company's financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated statements of income or cash flows in a particular quarter or annual period.

For certain of the significant actions and proceedings, the Company is currently able to estimate the amount of reasonably possible loss, or range of reasonably possible losses, in excess of amounts recognized as a liability (if any) against such cases. These estimates are based on current information available as of the date of these consolidated financial statements and include, but are not limited to, the specific amount of damages or claims against Nomura in each case. As of May 14, 2026, for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately ¥61 billion.

For certain other significant actions and proceedings, the Company is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; (vi) there are novel or unsettled legal theories underlying the claims and/or (vii) a judgment has been made against Nomura but detailed reasons for the basis for the judgment and how the amount of the judgment has been determined have not yet been received.

Nomura will continue to cooperate with regulatory investigations and to vigorously defend its position in the ongoing actions and proceedings set out below, as appropriate.

In October 2010 and June 2012, two actions were brought against Nomura International plc ("NIP"), seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, "Fairfield Funds"), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (in liquidation pursuant to the Securities Investor Protection Act in the U.S. since December 2008) ("BLMIS"). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the United States Bankruptcy Court for the Southern District of New York. The second suit was brought by the trustee for the liquidation of BLMIS ("Madoff Trustee"). NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the United States Bankruptcy Court for the Southern District of New York. Both actions seek to recover approximately $34 million plus interest.

In November 2011, NIP was served with a claim filed by the Madoff Trustee in the United States Bankruptcy Court for the Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from the BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $24.4 million plus interest.

Certain of the Company's subsidiaries in the U.S. securitized residential mortgage loans as residential mortgage-backed securities ("RMBS") by purchasing loans from third-party originators rather than originating them. These subsidiaries received and provided loan level representations and warranties that detailed borrower characteristics and property conditions, including credit status and compliance with guidelines and laws. Regarding RMBS issued between 2005 and 2007, although the subsidiaries received repurchase claims totaling $3,203 million, claims made after the expiration of the statute of limitations applicable to the breach of representation claims were rejected. Certain investors initiated breach of contract actions through the trustee from 2011 to 2014. Actions filed within the six-year statute of limitations were dismissed due to settlements.

NIP is involved in two Italian civil claims relating to certain structured financial transactions that Banca Monte dei Paschi di Siena SpA ("MPS") entered into with NIP in 2009 ("Transactions"). The Transactions have also been subject to criminal proceedings, in relation to which NIP and two former employees of NIP were acquitted on appeal and administrative sanction proceedings by the Italian financial regulatory authority, Commissione Nazionale per le Società e la Borsa, as well as other civil litigation which has been resolved.

In January 2018, a claim before the Italian Courts brought by two claimants, Alken Fund Sicav (on behalf of two Luxembourg investment funds Alken Fund European Opportunities and Alken Fund Absolute Return Europe) and Virmont S.A. (formerly, Alken Luxembourg S.A, the funds' management company) (collectively referred to as "Alken") was served on NIP. The claim was made against NIP, MPS, four MPS former directors and a member of MPS's internal audit board, and sought monetary damages of approximately EUR 434 million plus interest, as well as non-monetary damages in an amount left to be quantified by the Judge. In July 2021, the court rejected all of Alken's claims. In February 2022, Alken appealed the decision to the Milan Court of Appeal and, in November 2023, the court dismissed Alken's appeal. In January 2024, Alken appealed the Court of Appeal's decision to the Italian Supreme Court.

In May 2019, a claim before the Italian Courts brought by York Global Finance Offshore BDH (Luxembourg) Sàrl and a number of seemingly related funds was served on NIP. The claim is made against NIP, MPS, two MPS former directors and a member of MPS's internal audit board, and seeks monetary damages of approximately EUR 186.7 million plus interest, as well as non-monetary damages in an amount left to be quantified by the Judge. In May 2024, the court rejected all of York's claims. In June 2024, York appealed the decision to the Milan Court of Appeal.

On May 20, 2021, NIP and the Company were named as addressees in a decision issued by the European Commission in which NIP, the Company and various other third party financial institutions were found to have infringed EU competition law in connection with their activity in the primary and secondary markets for European Government Bonds ("EGB"). The European Commission found that the infringement consisted of anticompetitive agreements and/or concerted practices in the EGB sector in breach of EU competition law and fined NIP and the Company approximately EUR 129.6 million. The fine was provisionally paid as required. In August 2021, NIP and the Company appealed the decision to the European Union's General Court. In March 2025, the General Court upheld the European Commission's decision but reduced the amount of NIP's and the Company's fine to approximately EUR 125.6 million. In June 2025, NIP and the Company appealed the decision to the Court of Justice of the European Union.

Nomura has responded to requests for information from the U.S. Commodity Futures Trading Commission ("CFTC") in relation to swap trading related to bond issuances. On February 1, 2021, the CFTC filed a civil enforcement action against a Nomura employee and charged him with violating the anti-fraud, price manipulation and false statements provisions of the Commodity Exchange Act in relation to a 2015 interest rate swap transaction. On April 30, 2026, following notice from the parties that they had reached an agreement in principle on a settlement that would resolve all claims asserted in the action, the CFTC's action against the Nomura employee was dismissed without prejudice to the right to reopen the action by June 29, 2026 if the settlement is not consummated.

In September 2017 and November 2017, Nomura International (Hong Kong) Limited ("NIHK") and Nomura Special Investments Singapore Pte Limited ("NSIS") were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS, China Firstextile (Holdings) Limited ("FT") and certain individuals by First Commercial Bank, Ltd., Land Bank of Taiwan Co., Ltd., Chang Hwa Commercial Bank Ltd., Taishin International Bank, E.Sun Commercial Bank, Ltd., CTBC Bank Co., Ltd., Hwatai Bank, Ltd. and Bank of Taiwan (collectively, "FT Syndicate Banks"). The FT Syndicate Banks' complaint relates to a $100 million syndicated term loan facility to borrower FT that was arranged by NIHK, and made by the FT Syndicate Banks together with NSIS. The FT Syndicate Banks' allegations in the complaint include tort claims under Taiwan law against the defendants. The FT Syndicate Banks sought to recover approximately $68 million in damages, plus interest. By judgment dated October 13, 2023, the Taipei District Court dismissed the FT Syndicate Banks' claims in entirety. In November 2023, Statements of Appeal were filed by 7 of the 8 FT Syndicate Banks (First Commercial Bank, Ltd., Land Bank of Taiwan Co., Ltd., Chang Hwa Commercial Bank Ltd., Taishin International Bank, E.Sun Commercial Bank, Ltd., CTBC Bank Co., Ltd. and Bank of Taiwan, together the "Appellants"), indicating the Appellants' intention to appeal the Taipei District Court decision to the Taiwan High Court. The case is transferred to the Taiwan High Court in February 2024 for appeal. The claim amount for the appeal is approximately $63 million in damages, plus interest.

In August 2017, the Cologne public prosecutor in Germany notified NIP that it is investigating possible tax fraud by individuals who worked for the Nomura Group in relation to the historic planning and execution of trading strategies around dividend record dates in certain German equities (known as "cum/ex" trading) and in relation to filings of tax reclaims in 2007 to 2013. During the fiscal year ended March 31, 2020, Nomura Group became aware that certain of those individuals would be the subject of investigative proceedings in Germany. NIP and another entity in the Nomura Group are cooperating with the investigation, including by disclosing to the public prosecutor certain documents and trading data, and Nomura Group premises in Frankfurt were raided by the public prosecutor in April 2023 for the purpose of obtaining additional data and documents. It appears that the investigation has expanded including to also now encompass cum/cum trading strategies in certain German equities. If the investigation involving Nomura Group entities and former individuals proceeds to trial, the individuals could face criminal sanctions and Nomura Group entities could face administrative sanctions such as administrative fines or profit confiscation orders.

In and after August 2022, Nomura Financial Advisory and Securities (India) Private Limited ("NFASI") was served with seven commercial suits filed with the Bombay High Court, and one commercial suit filed with the City Civil Court of Mumbai, against NFASI and other parties. The lawsuits relate to the same equity disposal where the plaintiffs were eight of the sellers and NFASI acted as financial advisor to the sellers, and include allegations that NFASI failed to comply with its duties as financial advisor. The total claim amounts in the suits are approximately INR 5.2 billion in damages, plus interest.

In October 2024, NIP received a statement of claim from a Prosecutor of the Court of Auditors in Italy in relation to an advisory relationship NIP entered into with an Italian Regional counterparty in 2005. The claim alleges that NIP caused harm to the Italian Regional counterparty and as such civil damages of approximately EUR 122.8 million are payable.

The Company's consolidated subsidiary, Nomura Securities Co., Ltd. ("NSC"), is addressing damages that occurred due to transactions such as the purchase and sale of securities and other financial instruments, conducted by third parties using customers' assets through unauthorized access to securities accounts due to fraudulent activities, such as phishing. In regard to customer accounts that suffered damages since January 2025, NSC will handle each case based on the individual circumstances of each customer, including, at a maximum, restoring the accounts to the state prior to the unauthorized transactions.

In November 2025, a counterparty issued a claim in the English courts against NIP and Nomura Singapore Limited ("NSL") alleging that they were charged excess sums and suffered damages for breach of contract in relation to certain derivative transactions entered into by the counterparty and either NIP or NSL between 2017 and 2023. The counterparty is seeking approximately $50 million, together with interest.

In addition to the matters described above, Nomura is also involved in other matters which can include ongoing lawsuits by counterparties or other third parties or former and current employees or formal and informal reviews, requests for information, audits, assessments and investigations by regulators, taxing authorities and other governmental agencies regarding certain business activities, which may include trading, financing, prime brokerage, market-making, advisory services, investment management services, financial reporting matters, and labor management, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or limitations on the ability to conduct certain business. These are not separately disclosed above on the basis that these are not currently considered significant.

17. Guarantees

In accordance with ASC 460 "*Guarantees*", Nomura recognizes obligations under certain issued guarantees and records the fair value of these guarantee obligations on the consolidated balance sheet.

The information about maximum potential payout or notional total of derivative contracts, standby letters of credit and other guarantees that could meet the definition of a guarantee is as below.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited. Nomura records all derivative contracts at fair value. Nomura believes the notional amounts generally overstate its risk exposure.

Derivative contracts [1] [2]	649,090,164 million yen
Standby letters of credit and other guarantees [3] [4]	5,222,432 million yen

(1) The carrying value of derivative contracts is ¥9,868,845 million (liability).

(2) The notional amount and the carrying value of the written credit derivatives not included in derivative contracts are ¥68,210,349 million and ¥943,506 million (liability), respectively.

(3) The carrying value of standby letters of credit and other guarantees is ¥6 million (liability).

(4) Primarily related to a certain sponsored repo program where Nomura guarantees to a third party clearinghouse the payment of its clients' obligations. Our exposure under this guarantee is minimized through effectively obtaining collaterals whose amount is approximately equal to the maximum potential payout of the guarantee.

[Notes to Financial Instruments]
  18. Financial Instruments
    The fair value of financial instruments

A significant amount of Nomura's financial instruments are carried at fair value. Financial assets carried at fair value on a recurring basis are reported in the consolidated balance sheet within *Trading assets and private equity and debt investments*, *Loans and receivables*, *Collateralized agreements* and *Other assets*. Financial liabilities carried at fair value on a recurring basis are reported within *Trading liabilities*, *Short-term borrowings*, *Payables and deposits*, *Collateralized financing*, *Long-term borrowings* and *Other liabilities*.

In all cases, fair value is determined in accordance with ASC 820 "*Fair Value Measurements and Disclosures*" which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura's principal market, or in the absence of the principal market, the most advantageous market for the relevant financial assets or financial liabilities.

Information on financial instruments and risk

Most of Nomura's trading activities are client oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging clients' specific financial needs and investors' demands in the securities markets. Nomura also actively trades securities and various derivatives to assist its clients in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide clients with securities and other capital markets products at competitive prices.

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet customer needs, for its trading activities and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates. To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Counterparty credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions.

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on bonds issued by the Japanese Government, U.S. Government, Governments within the European Union and British Government ("EU & U.K."), their states and municipalities, and their agencies. The following table presents geographic allocations of Nomura's trading assets related to government, agency and municipal securities. Nomura's exposure to the over-the-counter derivatives is mainly with the financial institutions in the amount of ¥704.4 billion which represents the net amount after the counterparty netting of derivative assets and liabilities under a master netting agreement as well as cash collateral netting against net derivatives.

	Billions of yen				
	March 31, 2026				
	Japan	U.S.	EU & U.K.	Other	Total[1]
Government, agency and municipalities securities	4,124.7	3,140.6	2,586.7	1,416.9	11,268.9

(1) Other than above, there were ¥653.3 billion of government, agency and municipal securities in *Other asset – Non-trading debt securities* as of March 31, 2026. These securities are primarily Japanese government, agency and municipal securities.

Fair value hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy ("fair value hierarchy") based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Observable valuation inputs that reflect quoted prices (unadjusted) for identical financial instruments traded in active markets at the measurement date.

Level 2:

Valuation inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the financial instrument.

Level 3:

Unobservable valuation inputs which reflect Nomura assumptions and specific data.

The following table presents information about Nomura's financial instruments measured at fair value on a recurring basis as of March 31, 2026 within the fair value hierarchy.

	(Billions of yen)				
	March 31, 2026				
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting [1]	Balance as of March 31, 2026
Assets:					
Trading assets and private equity and debt investments [2] [3]					
Cash Instruments	12,937.7	10,003.9	403.3	—	23,344.9
Derivatives	0.7	24,710.9	294.7	(22,113.0)	2,893.3
Loans and receivables [4]	5.8	2,243.7	584.3	—	2,833.8
Collateralized agreements [5]	—	455.1	15.6	—	470.7
Other assets [2] [6]	715.6	629.5	356.2	—	1,701.3
Total	13,659.8	38,043.1	1,654.1	(22,113.0)	31,244.0
Liabilities:					
Trading Liabilities					
Cash Instruments	8,970.3	1,524.3	1.1	—	10,495.7
Derivatives	29.2	23,757.8	364.1	(21,731.2)	2,419.9
Short-term borrowings [7]	—	872.6	43.0	—	915.6
Payables and deposits [8]	—	302.9	12.4	—	315.3
Collateralized financing [5]	—	693.9	—	—	693.9
Long-term borrowings [7] [9] [10]	10.9	8,024.9	451.6	—	8,487.4
Other liabilities [11]	255.4	283.8	66.6	—	605.8
Total	9,265.8	35,460.2	938.8	(21,731.2)	23,933.6

(1) Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.

(2) Certain investments that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2026, the fair values of these investments which are included in *Trading assets and private equity and debt investments* and *Other assets* were ¥103.9 billion and ¥15.3 billion, respectively.

(3) *Private equity and debt investments* are typically private non-traded financial instruments including ownership or other forms of junior capital (such as mezzanine loan). It includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.

(4) Includes loans for which the fair value option is elected.

(5) Includes collateralized agreements or collateralized financing for which the fair value option is elected.

(6) Includes non-financial assets measured at fair value on a recurring basis.

(7) Includes structured notes for which the fair value option is elected.

(8) Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.

(9) Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.

(10) Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.

(11) Includes loan commitments for which the fair value option is elected.

Estimated Fair Value

Certain financial instruments are not carried at fair value on a recurring basis in the consolidated balance sheet since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the financial instruments detailed below will approximate fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within *Cash and cash equivalents*, *Time deposits*, *Deposits with stock exchanges and other segregated cash*, *Receivables from customers*, *Receivables from other than customers*, *Securities purchased under agreements to resell* and *Securities borrowed* and financial liabilities reported within *Short-term borrowings*, *Payables to customers*, *Payables to other than customers*, *Deposits received at banks*, *Securities sold under agreements to repurchase*, *Securities loaned* and *Other secured borrowings* in the consolidated balance sheet.

The estimated fair values of other financial instruments which are longer-term in nature or may contain more than minimal credit risk may be different to their carrying value. Financial assets of this type primarily include certain loans which are reported within *Loans receivable* while financial liabilities primarily include long-term borrowings which are reported within *Long-term borrowings*. In our financial instruments, the instruments which have a material difference between the carrying value and the estimated fair value are long-term borrowings. For long-term borrowings, certain financial instruments including structured notes are carried at fair value under the fair value option. Except for those instruments, long-term borrowings are carried at contractual amounts or amortized cost unless such borrowings are designated as the hedged item in a fair value hedge. The fair value of long-term borrowings which are not elected for the fair value option is estimated using quoted market prices where available or by discounting future cash flows. As of March 31, 2026, the carrying values of long-term borrowings were ¥15,545.0 billion and the fair values or estimated fair values of long-term borrowings were ¥15,561.9 billion.

Maturities tables of long-term borrowings

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2026 consist of the following:

Year ending March 31	Billions of yen
2027	1,431.9
2028	1,759.7
2029	1,862.5
2030	1,754.8
2031	1,973.3
2032 and thereafter	6,217.4
Sub-Total	14,999.6
Trading balances of secured borrowings	545.4
Total	15,545.0

Trading balances of secured borrowings

These are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 and therefore the transaction is accounted for as a secured borrowing. These borrowings are part of Nomura's trading activities intended to generate profits from the distribution of financial products secured by those financial assets.

[Notes to Per-Share Data]
  19. Per-Share Data
     Total NHI shareholders' equity per share .... 1,277.99 yen
     Basic net income attributable to NHI shareholders per share .... 123.08 yen

[Other Notes]
  20. Business Combinations
     Acquisition of Asset Management Companies within the Macquarie Group
        On December 1, 2025, Nomura completed the acquisition of all equity interests in Macquarie Management Holdings, Inc., Macquarie Investment Management Holdings (Luxembourg) S.à r.l., and Macquarie Investment Management Holdings (Austria) GmbH (collectively, "Acquired Companies"), pursuant to the share purchase agreement entered into on April 22, 2025. Upon completion, Nomura acquired 100% of the outstanding shares of the Acquired Companies for a total cash and noncash consideration of 1.848 billion U.S. dollar (equivalent to 288,935 million yen, based on an exchange rate of 1 U.S. dollar = 156.35 yen as of December 1, 2025). The purchase price is subject to certain post-closing adjustments which are not expected to have a material impact on the provisional purchase price allocation. Nomura has determined that a substantial portion of the provisional purchase price allocation was made to goodwill and intangible assets by 150,976 million yen and 113,510 million yen respectively. These balances are reported in *Other Assets - Other* in the consolidated balance sheet. As a result, these companies have become consolidated subsidiaries of Nomura. These companies are leading asset management firms providing a broad range of investment management services to clients worldwide. This acquisition is part of Nomura's strategy to enhance its global investment management platform and strengthen its presence in key overseas markets.

  21. Significant Subsequent Events

     Restricted Stock Units and Performance Share Units
        On May 14, 2026, the Company passed a resolution to grant Restricted Stock Units ("RSUs") to directors, executive officers and/or employees of the Company and/or its subsidiaries, etc. The number of RSUs is 29,736,800 units (29,736,800 shares equivalent). RSUs are to deliver shares of common stock of the Company to grantees from one year to the maximum of seven years after the RSUs are granted. The settlement of the RSUs will be primarily in treasury stock.
        On May 14, 2026, the Company passed a resolution to grant Performance Share Units ("PSUs") to executive officers of the Company. The base number of shares has been calculated as 541,000 shares, and the number of shares when applying a payout rate of 150% is 811,500 shares. PSUs are to deliver shares of common stock of the Company to grantees depending on the degree of achievement of the performance targets for the three fiscal years. The settlement of the PSUs will be primarily in treasury stock.
        Nomura also offers a compensation plan linked to the Company's stock price. The employees (directors, executive officers and certain employees) covered by this plan must provide service as employees of the Company for a specified service period in order to receive payments under the plan and also are subject to forfeitures due to termination of employment under certain conditions. The Company plans to continue compensation payments in the next fiscal year based on the Company's stock price for its and subsidiaries' directors and certain employees. The Company will remunerate either in cash or an equivalent amount of assets with a value linked to the average stock price for a certain period immediately preceding the applicable future payment date.

Notes to the Financial Statements

The Company's financial statements are prepared in accordance with the Ordinance for Company Calculation (Ministry of Justice Ordinance No. 13 of 2006).

The amounts shown therein are rounded to the nearest million.

[Significant Accounting Policies]
1. Basis and methods of valuation for financial instruments
   (1) Other securities
      a. Securities other than shares without market value
      Recorded at market value
         The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as *Net unrealized gain on investments* in Net assets on the balance sheet.

      b. Shares without market value
      Recorded at cost using the moving average method or amortized cost
         With respect to investments in investment enterprise partnerships and similar ones which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Financial Instruments and Exchange Act, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on the reporting date set forth in the partnership agreements.

   (2) Stocks of subsidiaries and affiliates
      Recorded at cost using the moving average method

2. Basis and method of valuation for derivative transaction
      Accounted for at fair value based on the mark-to-market method

3. Depreciation and amortization
   (1) Depreciation of tangible fixed assets
      Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings (excluding equipment of the buildings) acquired on or after April 1, 1998 and equipment of the buildings and structures acquired on or after April 1, 2016 which are depreciated on the straight-line method.

   (2) Amortization of intangible assets, investments and others
      Intangible assets, investments and others are amortized over their estimated useful lives primarily on the straight-line method. The useful lives of software are based on those determined internally.

4. Deferred Assets
   Bond issuance costs
      Bond issuance costs are expensed upon incurred.

5. Translation of assets and liabilities denominated in foreign currencies
      Financial assets and liabilities denominated in foreign currencies are translated into Japanese Yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

6. Provisions
   (1) Allowance for doubtful accounts
      To provide for bad loans, the Company recorded an allowance for doubtful accounts based on an estimate of the uncollectible amounts calculated using historical loss ratios or a reasonable estimate based on the financial condition of individual borrowers.

   (2) Accrued bonuses
      To prepare for bonus payments to employees, the estimated amount was recorded in accordance with the prescribed calculation method.

(3) Allowance for loss on business of subsidiaries and affiliates

Allowance for loss on business of subsidiaries and affiliates is made at an estimated amount of loss.

7. Recognition criteria for revenue and expenses

The primary types of service provided to customers are as follows;

For royalty fees for the use of the "Nomura" trademark, performance obligations are satisfied over service providing period of time. The performance obligations are normally judged to be satisfied over the term of the contracts and are recognized as "Royalty on trademarks" based on revenue of the service recipient.

For revenue from providing outsourcing services, performance obligations are satisfied over service providing period of time. The performance obligations are normally judged to be satisfied over the term of the contracts and are recognized as "Other operating revenue" on a straight-line basis.

8. Hedging activities

(1) Hedge accounting

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged items are realized for interest rate risk hedge and foreign currency risk hedge. Fair value hedge is applied and all the profits and losses are recognized for share price risk hedge.

(2) Hedging instrument and hedged item

The Company utilizes interest rate swap contracts to hedge the interest rate risk on bonds and borrowings that the Company issued. The Company utilizes currency forward contracts and long term foreign currency liabilities including long term bonds issued to hedge foreign currency risk on investments in subsidiaries. Additionally, the Company utilizes total return swap contracts to hedge share price risk on a part of investment securities.

(3) Hedging policy

As a general rule, the interest rate risk on bonds and borrowings is fully hedged until maturity. Foreign currency investment in subsidiaries is hedged by currency forward contracts and long term foreign currency liabilities including long term bonds issued. A part of investment securities is hedged by total return swap contracts.

(4) Valuating the validity of hedging instruments

Regarding to the hedge of the interest risk and foreign currency risk, the Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item, and verifies the validity of the hedge. For the hedge of share price risk, the Company verifies the hedge effectiveness by comparing the change in fair value of each investment security and total return swap contract.

9. Consumption taxes and local consumption taxes are accounted for based on the tax exclusion method.

[Notes to the Accounting Estimates]

Items which were recorded on the financial statements as accounting estimates for the year ended March 31, 2026 and may have material impact on the financial statements for the next fiscal year are as follows;

Deferred tax assets 54,768 million yen

[Notes to the Balance Sheet]

1. Balances of receivables and payables with subsidiaries and affiliates

Short-term receivables	5,610,325 million yen
Short-term payables	3,467,446 million yen
Long-term receivables	3,230,761 million yen
Long-term payables	1,898,826 million yen

2. Accumulated depreciation on tangible fixed assets .... 43,273 million yen

3. Securities deposited

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of ¥13,122 million based on securities loan contracts which provide borrowers with the rights to resell or repledge the securities.

4. Bonds include ¥874,309 million of subordinated bonds.

5. Balance of guaranteed obligations (1)

Nomura Global Finance Co.,Ltd.	Borrowings/Medium term notes/ Repurchase transactions	2,886,321 million yen
Nomura International Funding Pte. Ltd.	Borrowings/Medium term notes/ Repurchase transactions	2,671,311 million yen(2)
Nomura International plc	Borrowings/Medium term notes/ Repurchase transactions	1,120,427 million yen
Nomura Europe Finance N.V.	Borrowings/Medium term notes/ Repurchase transactions	879,724 million yen(3)
Nomura International plc	Derivative transactions	743,119 million yen(3)
Nomura Corporate Funding Americans, LLC	Borrowings/Medium term notes/ Repurchase transactions	567,421 million yen
Nomura Bank International plc	Borrowings/Medium term notes/ Repurchase transactions	421,515 million yen
Nomura Global Financial Products Inc.	Derivative transactions	362,242 million yen(3)
Nomura America Finance, LLC	Borrowings/Medium term notes/ Repurchase transactions	342,059 million yen
Other		320,558 million yen

(1) In accordance with Japan Institute of Certified Public Accountants Audit and Assurance Practice Committee Practical Guideline No. 61, items recognized as effectively bearing the obligation of guarantee of liabilities are included in notes items equivalent to guaranteed obligations.

(2) Includes joint guarantee with Nomura International (Hong Kong) Limited.

(3) Includes joint guarantee with Nomura Securities Co., Ltd.

[Notes to the Statement of Income]
　　1. Transactions with subsidiaries and affiliates
　　　　Operating revenue　　　　　　　　　　　　　　　　690,054 million yen
　　　　Operating expenses　　　　　　　　　　　　　　　267,636 million yen
　　　　Non-operating transactions　　　　　　　　　　　　21,588 million yen

[Notes to the Statement of Changes in Net Assets]
　　1. Shares outstanding

Type of shares	Beginning of current year	Increase	Decrease	End of current year
Common stock (shares)	3,163,562,601	—	75,000,000	3,088,562,601

　　2. Treasury stock

Type of shares	Beginning of current year	Increase	Decrease	End of current year
Common stock (shares)	206,974,484	99,361,149	119,489,425	186,846,208

　　　(Summary of reasons for change)
　　　　The reasons for increase were as follows:
　　　　　Increase related to buying in the stock market .... 99,342,500 shares
　　　　　Increase related to requests to purchase shares less than full trading units .... 18,649 shares

　　　　The reasons for decrease were as follows:
　　　　　Reduction related to exercise of stock acquisition rights and allotment of RSUs ..... 44,489,127 shares
　　　　　Reduction related to buying to complete full trading units .... 298 shares
　　　　　Reduction related to cancellation of own shares .... 75,000,000 shares

　　3. Stock acquisition rights

Name of Stock Acquisition Rights	Date of allocation of stock acquisition rights	Type of shares	Number of shares
Stock Acquisition Rights No.78	June 9, 2017	Common stock	28,800
Stock Acquisition Rights No.79	June 9, 2017	Common stock	68,000
Stock Acquisition Rights No.80	June 9, 2017	Common stock	12,700
Stock Acquisition Rights No.81	June 9, 2017	Common stock	15,000

　　4. Dividends
　　　(1) Dividends paid

Decision	Type of shares	Total dividend value (millions of yen)	Dividend-per share (yen)	Record date	Effective date
Board of Directors April 25, 2025	Common stock	100,524	34.00	March 31, 2025	June 2, 2025
Board of Directors October 28, 2025 ..	Common stock	79,218	27.00	September 30, 2025	December 1, 2025

　　　(2) Items for which the record date of dividends belonging to the current period will be effective in the next period

Decision	Type of shares	Total dividend value (millions of yen)	Dividend-per share (yen)	Record date	Effective date
Board of Directors April 24, 2026	Common stock	69,641	24.00	March 31, 2026	June 1, 2026

[Notes to Accounting for Tax Effects]
1. Breakdown of deferred tax assets and liabilities

Deferred tax assets

Loss on devaluation of securities	137,507	million yen
Deferred gain and loss on hedges	34,294	million yen
Derivative	7,666	million yen
Loss carry-forward on local tax	5,019	million yen
Allowance for loss on business of subsidiaries and affiliates	3,203	million yen
Loss on devaluation of fixed assets	2,421	million yen
Others	3,052	million yen
Subtotal of deferred tax assets	193,162	million yen
Valuation allowance	(124,108)	million yen
Total of deferred tax assets	69,054	million yen

Deferred tax liabilities

Net unrealized gain on investments	(13,096)	million yen
Deferred gain and loss on hedges	(634)	million yen
Others	(556)	million yen
Total of deferred tax liabilities	(14,286)	million yen
Net deferred tax assets	54,768	million yen

2. Accounting treatment for corporate tax, local corporate tax, and the related tax effect

The Company applies the Group Tax Sharing System. In addition, the Company follows the "Practical Solution on the Accounting and Disclosure Under the Group Tax Sharing System" (Practical Solution No.42, August 12, 2021) for accounting and disclosures of the corporate tax, local corporate tax, and the related tax effect.

[Notes to Related Party Transactions]
Subsidiaries and affiliates

Classification	Name of company	Proportion of voting rights owned (owned by)	Relationship with related party	Nature of transaction	Transaction amounts (millions of yen)	Name of account	Balance as of March 31, 2026 (millions of yen)	Notes
Subsidiary	Nomura Securities Co., Ltd.	(Owned) directly 100%	Provision of equipments	Data processing system usage fees received	109,742	Accrued income	20,674	(1)
			Loans receivable	Royalty fees received	60,952	Accrued income	7,271	(2)
			Borrowings Outsourcing of system solution	Loans receivable	92,777	Short-term loans	70,600	(3) (4)
				Interest received	12,215	Accrued income	1,678	
			Concurrent officers	Establishment of a commitment line with subordinated terms	700,000	Long-term loans receivable from subsidiaries and affiliates	495,000	
				Loans receivable	493,077	—	—	(5)
				Commitment line establishment fees received	410	—	—	
				Pledge of cash collaterals for derivatives	173,034	Guarantee deposits	134,913	(6)
				Data processing system development fees paid	13,392	Accounts payable	2,336	(7)
Subsidiary	Nomura International plc	(Owned) indirectly 100%	Loans receivable Guarantee obligation	Loans receivable	102,362	Short-term loans	3,400	
						Long-term loans receivable from subsidiaries and affiliates	128,079	(3)
				Interest received	3,320	Accrued income	1,452	
				Guarantee obligation	1,863,546	—	—	(8)
				Guarantee fee received	1,214	Accrued income	1,221	
Subsidiary	Nomura Securities International, Inc.	(Owned) indirectly 100%	Loans receivable Concurrent officers	Loans receivable	69,173	Short-term loans	135,664	(9)
				Interest received	360	Accrued income	—	
Subsidiary	Nomura International Funding Pte. Ltd	(Owned) directly 100%	Loans receivable Guarantee obligation	Borrowings	1,753,723	Short-term borrowings	2,014,000	(10)
				Interest paid	35,771	Accrued expense	—	
				Guarantee obligation	2,671,311	—	—	(8)
				Guarantee fee received	1,170	Accrued income	1,183	
Subsidiary	Nomura Holding America Inc.	(Owned) directly 100%	Loans receivable Concurrent officers	Loans receivable	4,107,691	Short-term loans	3,118,252	
						Long-term loans receivable from subsidiaries and affiliates	1,207,397	(3)
				Interest received	133,392	Accrued income	21,369	
Subsidiary	Nomura Corporate Funding America LLC	(Owned) indirectly 100%	Loans receivable Guarantee obligation	Loans receivable	1,837,414	Short-term loans	1,534,583	
						Long-term loans receivable from subsidiaries and affiliates	589,262	(3)
				Interest received	64,565	Accrued income	10,349	
				Guarantee obligation	639,480	—	—	(8)
				Guarantee fee received	341	Accrued income	354	
Subsidiary	Nomura America Finance, LLC	(Owned) indirectly 100%	Guarantee obligation	Guarantee obligation	342,059	—	—	(8)
				Guarantee fee received	119	Accrued income	124	
Subsidiary	Nomura Bank International plc	(Owned) indirectly 100%	Guarantee obligation	Guarantee obligation	421,515	—	—	(8)
				Guarantee fee received	215	Accrued income	216	
Subsidiary	Nomura Europe Finance N.V.	(Owned) directly 100%	Borrowings Guarantee obligation	Borrowings	409,200	Short-term borrowings	374,600	(10)
				Interest paid	4,307	Accrued expense	222	
				Guarantee obligation	879,724	—	—	(8)
				Guarantee fee received	405	Accrued income	407	
Subsidiary	Nomura Global Finance Co., Ltd.	(Owned) directly 100%	Borrowings Guarantee obligation	Borrowings	2,642,394	Short-term borrowings	969,900	(10)
						Long-term borrowings	1,762,804	
				Interest paid	78,326	Accrued expense	5,659	
				Guarantee obligation	2,886,321	—	—	(8)
				Guarantee fee received	1,421	Accrued income	1,422	

Classification	Name of company	Proportion of voting rights owned (owned by)	Relationship with related party	Nature of transaction	Transaction amounts (millions of yen)	Name of account	Balance as of March 31, 2026 (millions of yen)	Notes
Subsidiary	Nomura Global Financial Products Inc.	(Owned) indirectly 100%	Guarantee obligation Concurrent officers	Guarantee obligation	362,242	—	—	(8)
				Guarantee fee received	516	Accrued income	535	
Subsidiary	Nomura Europe Holdings plc	(Owned) directly 100%	Loans receivable	Loans receivable	506,347	Short-term loans	—	(3)
						Long-term loans receivable from subsidiaries and affiliates	536,273	
				Interest received	29,975	Accrued income	2,279	
Subsidiary	Nomura Financial Products & Services, Inc.	(Owned) directly 100%	Loans receivable	Loans receivable	352,692	Short-term loans	76,000	(3) (4)
				Interest received	21,842	Accrued income	1,284	
				Establishment of a commitment line with subordinated terms	400,000	Long-term loans receivable from subsidiaries and affiliates	361,802	(5)
				Loans receivable	348,308	—	—	
				Commitment line establishment fees received	164	—	—	
Subsidiary	Nomura Asia Pacific Holdings Co., Ltd	(Owned) directly 100%	Loans receivable	Loans receivable	125,938	Short-term loans	140,000	(3)
				Interest received	1,718	Accrued income	155	
Subsidiary	Nomura Singapore Limited	(Owned) indirectly 100%	Guarantee obligation	Guarantee obligation	55,721	—	—	(8)
				Guarantee fee received	90	Accrued income	96	
Subsidiary	Nomura Capital Investment Co., Ltd.	(Owned) directly 100%	Loans receivable	Loans receivable	—	Short-term loans	—	(3)
				Interest received	368	Accrued income	46	
Affiliate	Nomura Research Institute, Ltd.	(Owned) directly 20.2% indirectly 2.9%	Purchases of system solution and consulting knowledge services	Data processing system usage fees paid	35,097	—	—	(11)
				Software purchase	22,633	Accounts payable	4,006	

Terms of transactions, policies determining terms of transactions, etc.

(1) Usage fees related to data processing systems are determined rationally based on the original cost to the Company.

(2) Please see "Significant Accounting Policies" 7. Recognition criteria for revenue and expenses.

(3) Interest rates on loans receivable are determined rationally in consideration of market interest rates. The transaction amounts for loans receivable indicate average monthly balance. No collateral is obtained.

(4) Transaction amounts and balance as of March 31, 2026 do not include the transaction amounts for establishment of a commitment line with subordinated terms of (5).

(5) The transaction amounts for the establishment of a commitment line with subordinated terms is the amount of the financing limit.

(6) Terms and conditions of these transactions were determined in consideration of market conditions. The transaction amounts for guarantee deposit of derivatives indicate average monthly balance. Balance as of March 31, 2026 was included in *Current Assets, Others* on the balance sheet.

(7) Development fees related to data processing systems are determined rationally for each transaction based on the subsidiary's cost.

(8) Please see "Notes to the Balance sheet" 5. Balance of guaranteed obligations for details. The guarantee rates for each transaction are rationally determined in consideration of market rates.

(9) Interest rates on loans receivable are determined rationally in consideration of market interest rates. The transaction amounts for loans receivable indicate average monthly balance. This is the reverse repo transaction which pledged U.S. treasury as collateral.

(10) Interest rates on borrowings are determined rationally in consideration of market interest rates. The transaction amounts for borrowings indicate average monthly balance. No collateral is provided.

(11) Usage fees related to data processing systems and software are determined for each transaction in

consideration of operating maintenance costs, original costs related to system development, etc.

(12) Transaction amounts do not include consumption taxes, etc., and balance as of March 31, 2026 includes consumption taxes, etc.

[Notes to Per Share Data]

Net assets per share .... 855.47 yen

Net income per share .... 45.19 yen

[Notes to Material Subsequent Event]

(Grant of Restricted Stock Units)

On May 14, 2026, the Company passed a resolution to grant Restricted Stock Units ("RSUs") to directors, executive officers and/or employees of the Company and/or its subsidiaries, etc. The number of RSUs is 29,736,800 units (29,736,800 shares equivalent). RSUs are to deliver shares of common stock of the Company to grantees from one year to the maximum of seven years after the RSUs are granted. The settlement of the RSUs will be primarily in treasury stock.

(Performance Share Units)

On May 14, 2026, the Company passed a resolution to grant Performance Share Units ("PSUs") to executive officers of the Company. The base number of shares has been calculated as 541,000 shares, and the number of shares when applying a payout rate of 150% is 811,500 shares. PSUs are to deliver shares of common stock of the Company to grantees depending on the degree of achievement of the performance targets for the three fiscal years. The settlement of the PSUs will be primarily in treasury stock.